

08028673

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2007___ AND ENDING ___DECEMBER 31, 2007___
                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AKIN BAY COMPANY, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
780 THIRD AVENUE

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___JAMES B. RYBAKOFF___   **(212) 583-9800**
                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEUER & ORLANDO, LLP

(Name – *if individual, state last, first, middle name*)

350 FIFTH AVENUE, SUITE 7116	NEW YORK	NY	10118
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 2 4 2008

THOMSON
FINANCIAL

Mail Processing
Section SEC

MAR 03 2008

Washington, DC
101

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____**JAMES B. RYBAKOFF**_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____**AKIN BAY COMPANY, LLC**_____ , as
of ___**DECEMBER 31,**_____ , 20**07**_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AKIN BAY COMPANY, L.L.C.

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

INDEPENDENT AUDITORS' REPORT

Member of Akin Bay Company, L.L.C.
New York, New York

We have audited the accompanying balance sheet of Akin Bay Company, L.L.C. at December 31, 2007 and the related statements of income, member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Akin Bay Company, L.L.C. at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Feuer & Orlando, LLP

New York, New York
February 19, 2008

AKIN BAY COMPANY, L.L.C.

INDEX

AKIN BAY COMPANY, L.L.C.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Current Assets:	
Cash	$ 34,260
Other receivable	20,100
Due from member	3,648,323
Total Current Assets	3,702,683
Property and equipment, net of accumulated depreciation $197,873	64,316
Other Assets:	
Investments	10,521
Security deposits	16,148
Total Assets	$3,793,668

LIABILITIES AND MEMBER'S CAPITAL

Current Liabilities:	
Accounts payable and accrued expenses	$ 16,645
Commitments	
Member's Capital	3,777,023
Total Liabilities and Member's Capital	$3,793,668

The accompanying notes are an integral part of these financial statements.

AKIN BAY COMPANY, L.L.C.
STATEMENT OF LOSS
YEAR ENDED DECEMBER 31, 2007

REVENUE:

Consulting fees	$315,765

EXPENSES:

Compensation - and related expenses	259,909
Office, general and administrative	130,177
Rent and occupancy costs	147,137
Professional fees	81,456
Regulatory fees	525
Depreciation	25,153
Total expenses	644,357
Loss from operations	(328,592)

OTHER INCOME (EXPENSE):

Dividends and interest	166
Realized gain on sale of securities	11,304
Total net loss before extraordinary item	(317,122)

EXTRAORDINARY ITEM:

FINRA rebate	35,000
Net loss	$ (282,122)
Unrealized loss on marketable securities	(98,523)
Comprehensive loss	$ (380,645)

The accompanying notes are an integral part of these financial statements.

AKIN BAY COMPANY, L.L.C.
STATEMENT OF MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2007

	Accumulated Other Comprehensive Income	Member's Capital
January 1, 2007	$ 24,718	$ 4,168,342
Net loss for year	--------	(282,122)
Reclassification adjustment for gains on available-for-sale securities included in net income	(10,674)	(10,674)
Unrealized loss on securities	(98,523)	(98,523)
December 31, 2007	$ (84,479)	$ 3,777,023

The accompanying notes are an integral part of these financial statements.

6

AKIN BAY COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net loss	**$(282,122)**
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	25,153
Realized gain on securities	(11,304)
Change in operating assets and liabilities:	
Other receivable	(100)
Due from member	316,630
Accounts payable and accrued expenses	(31,966)
Net cash provided by operating activities	16,291
Cash flows from investing activities:	
Purchases of property and equipment	(7,201)
Proceeds from investments	19,104
Net cash provided by investing activities	11,903
Increase in cash	28,194
Cash, beginning of year	6,066
Cash, end of year	$ 34,260

AKIN BAY COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – DESCRIPTION OF BUSINESS

Akin Bay Company, L.L.C. (the "Company") is a limited liability company pursuant to the adoption and filing of an operating agreement in the State of New York effective June 19, 1996. The Company is primarily engaged in providing investment advisory services to its clients. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority. ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records on the accrual basis.

Concentration of Credit Risk

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's ability to assess the credit worthiness of its clients. The Company does not currently see a concentrated credit risk associated with receivables, repayment is dependent upon the financial stability of its clients.

Allowance for Doubtful Accounts

The Company estimates uncollectibility of trade accounts receivable by analyzing historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. At December 31, 2007, the Company had no outstanding receivables.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation, which is calculated using the straight-line method over the useful lives of the related assets, primarily five to ten years.

Income Taxes

Provisions for federal and state income taxes have not been recorded, as the Company is taxed as a sole proprietor. Under New York City tax regulations limited liability companies are taxed on the income earned during the year. For the year ended December 31, 2007 the Company's unincorporated tax provision was zero.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Revenue Recognition

The Company recognizes revenue as the related consulting services are provided.

The accompanying notes are an integral part of these financial statements.

8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust to the fair value of the asset. Management believes that there are no impaired long-lived assets at December 31, 2007.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 - INVESTMENTS

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities" requires owners of: investments with readily determinable fair values and all debt securities to classify such investment as either a) held to maturity, b) Trading security or c) available for sale. The company's equity securities are deemed to be available for sale. Accordingly, they are reported at fair market value and unrealized gains or losses are reported as an element of comprehensive income in Member's equity on the balance sheet.

The cost and fair market value of marketable securities available-for-sale consisted of the following:

	December 31, 2007	
	Cost	Fair Value
Equity securities	$ 95,000	$ 10,521

The accompanying notes are an integral part of these financial statements.

9

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Following is a summary of fixed assets by classification and total accumulated depreciation as of December 31, 2007:

	Asset cost	Accumulated depreciation
Office furniture	$ 97,716	$ (68,479)
Computer equipment	164,473	(129,394)
	$262,189	$(197,873)

NOTE 5 - COMMITMENTS

On August 18, 2006, The Company executed a second amendment to its office, which was extended for five years commencing on October 1, 2006 and ending on September 30, 2011 with an annual fixed rent of $136,382. The office lease is personally guaranteed by the member. At December 31, 2007, minimum future rental payments under the office lease are as follows:

	December 31st
2008	136,382
2009	136,382
2010	136,382
2011	102,287
Total minimum payments	$511,433

Rent expense associated with this lease was $138,509 for the year ended December 31, 2007. At December 31, 2007, there are currently no rentals under noncancellable operating leases with a remaining lease term of one year or more.

NOTE 6 - CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consists principally of cash. The Company's cash balances exceeded the S.I.P.C. insured limit at certain times during the year. Management has placed these funds in high quality institutions in order to minimize the risk.

NOTE 7 - REGULATORY REQUIREMENT

As a SEC registrant member of the National Association of Securities Dealers (NASD), the Company is subject to certain provisions of the Securities Exchange Act of 1934, including Rule 15c3-1. This rule requires that the Company maintain minimum net capital balances and a certain ratio for aggregate indebtedness to net capital, both as defined. The Company was in compliance with the provisions of this rule at December 31, 2007.

NOTE 8 – EXTRAORDINARY ITEM

On July 26, 2007, the SEC approved a merger between the NASD and the New York Stock Exchange (NYSE) Regulation to create a new self regulatory body, the Financial Industry Regulatory Authority (FINRA). This merger resulted in FINRA issuing a one-time special payment of $35,000 to its members.

The accompanying notes are an integral part of these financial statements.

AKIN BAY COMPANY, L.L.C.
COMPUTATION OF NET CAPITAL, PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
DECEMBER 31, 2007

Total member's capital	$3,777,023
Less non-allowance assets:	
Property and equipment, net	64,316
Other receivables	20,100
Security deposit	16,148
Due from member	3,648,323
Net capital	28,316
Minimum net capital requirement	(5,000)
Net capital excess	$ 23,136
Ratio of aggregate indebtedness to net capital	
at December 31, 2007	.5878 :1

Differences exist between the above computation and the Company's corresponding unaudited Form XI7a-5 Par IIA filed at December 31, 2007, which are deemed immaterial.

Member's Capital - unaudited filing	$3,784,061
Add:	
Increase in cash	5,753
Increase in other assets	100
Decrease in accrued expenses and accounts payable	2,263
Less:	
Decrease in property and equipment	15,154
Member's capital	$3,777,023

The accompanying notes are an integral part of these financial statements.

11

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

ACCOUNTANTS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Member of Akin Bay Company, LLC

In planning and performing our audit of the financial statements of Akin Bay Company, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (including control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use and information of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Feuer & Orlando, LLP

New York, New York
February 19, 2008

